Exhibit 99.1

PROTOCOL AND JUSTIFICATION FOR MERGER OF SHARES ISSUED BY HFF PARTICIPAÇÕES S.A. BY PERDIGÃO S.A.

BETWEEN THE MANAGEMENT OF

HFF PARTICIPAÇÕES S.A.

AND

PERDIGÃO S.A.

________________________________

DATED JUNE 22, 2009

________________________________

Through this private agreement, the following parties named:

Management of  HFF PARTICIPAÇÕES S.A., a company with its registered offices in the city and state of São Paulo at Rua Fortunato Ferraz, 365, 2 floor, suite 2, Vila Anastácio, enrolled in the Brazilian corporate taxpayers’ register  (CNPJ/MF) under number 09.625.992/0001-17 (“HFF”), according to the special provisions of section 224 of Law 6.404/76; and

Management of PERDIGÃO S.A., a company with registered offices in the city and state of São Paulo at Av. Escola Politécnica, 760, enrolled in the Brazilian corporate taxpayer’s register (CNPJ/MF) under number 01.838.723/0001-27 (“Perdigão” or “BRF”), according to the special provisions of section 224 of Law 6.404/76;

WHEREAS:

(i)                           on May 19, 2009, Sadia S.A., a company with its registered offices in the city of Concórdia, state of Santa Catarina at Rua Senador Attílio Fontana, 86, Centro, enrolled in the Brazilian corporate taxpayer’s register (CNPJ/MF) under number 20.730.099/0001-94 (“Sadia”), Perdigão and HFF, entered into a Merger Agreement (“Agreement”), having as its purpose the implementation of a future association between Sadia and Perdigão with a view to merging their operations  (“Association”);

(ii)                        the stages for the implementation of the Association were subject to  compliance with certain conditions precedent pursuant to Clause 2.1 of the Agreement (“Conditions Precedent”);

(iii)                     on June 3, 2009, compliance with the Conditions Precedent was verified, permitting the implementation of the necessary stages for conclusion of the Association to proceed, the first of which being the incorporation of the total number of shares issued by HFF in exchange for shares issued by BRF (“Merger of HFF Shares”) and the final stage being the merger of the shares issued by Sadia in exchange for shares issued by BRF (“Merger of Sadia Shares”);

(iv)                    it is a condition for the Merger of HFF Shares and, consequently, for the other events pertaining to the  Association, that by the date of the Merger of HFF Shares, that HFF become the holder of at least 131,070,000 common shares issued by Sadia, and at most, 231,236,725 common shares issued by Sadia; and

(v)                       on June 19, 2009, the board of directors of Perdigão resolved to submit the proposal for the Merger of HFF Shares  to the shareholders of the company at a general meeting to be convened for July 8, 2009;

RESOLVE to enter into, pursuant to sections 224, 225 and 252 of Law 6.404/76, this Protocol and Justification for the Merger of HFF Shares by Perdigão (“Protocol and Justification”), which shall be submitted for approval by their respective shareholders at an Extraordinary General Meeting subject to the following terms and conditions set out below:

FIRST ARTICLE

Conditions Precedent

1.1. Under the terms of the Agreement, the effectiveness of this Protocol and Justification is subject to the verification of all the following events:

(a)     approval of the  sale, by Sadia, to HFIN Participações S.A., a company with its registered offices in the city and state of São Paulo at Rua Fortunato Ferraz, 365, 2 floor, suite 3, Vila Anastácio, enrolled in the Brazilian corporate taxpayer’s register (CNPJ/MF) under number 09.719.886/0001-00, of the total shares issued by Concórdia Holding Financeira S.A. (“Concórdia Financeira”), on an unconditional and irreversible basis, under the conditions set forth in the Agreement (“Sale of Concórdia Financeira Shares”);

(b)    effectively entering into an unconditional and irrevocable agreement for the Sale  of Concórdia Financeira Shares;

(c)     evidence, by HFF, of the ownership of at least 131,070,000  and at  most 231,236,725 of common shares issued by Sadia, free and clear of any Encumbrances, except potential usufructs, through the presentation of a book entry agent’s certificate;

(d)    termination, under market conditions, of the agreements in force between (i)  on the one hand, Sadia and/or its subsidiaries and controlled companies and, on the other,  Concórdia Financeira and/or its subsidiaries and/or controlled companies;  and (ii) on the one hand, Sadia and/or its subsidiaries and controlled companies and, on the other hand, the shareholders of HFF, and/or the respective Related Parties, as of the date of the Merger of HFF Shares, except the contracts related to the Sale of Concórdia Financeira Shares;

(e)     submission of a legal opinion from counsels acceptable by BRF, detailing the effects that  the Association shall have on Sadia Overseas Limited and/or Sadia, by virtue of the obligations of these companies assumed in the light of the the issue of Bonds and related Indenture dated May 24, 2007, as well as the formalities and actions that shall be adopted to safeguard the rights of the issuer and Sadia; and

(f)     Authorization on the part of the antitrust authorities in the jurisdictions in which this legal requirement is mandatory.

1.1.1. Pursuant to  item 1.1, “Related Parties” means in relation to each one of the shareholders of HFF on the date of the approval of the Merger of HFF Shares: (i) the corporations controlled, directly or indirectly, by any of the said shareholders; (ii) the controlling corporations, directly or indirectly, of any of the said shareholders; and (iii) any form of association, including joint ventures, consortia, special partnerships, in which any of the said shareholders have a stake, their controlling and controlled companies, or any corporation that is controlled directly or indirectly by the controlling companies of any of the said shareholders.

1.1.2.  Pursuant to item 1.1, “Encumbrances” means any options, contracts, requirements, debts, doubts, onuses, mortgages, pledges, liens, bonds, statutory liens, usufructs, charges, contractual preemptive rights, guarantees or other encumbrances or restrictions of any nature, no matter how privileged they may be.

SECOND ARTICLE

Justification of the Merger of HFF Shares

2.1. As described in the  preamble to this Protocol and Justification, the Merger of HFF Shares is part of the process set forth in the Agreement for the implementation of the Association between Perdigão and Sadia, for purposes of merging their operations.

2.2. The Association will enable areduction of unnecessary costs and gains in operational scale, which will in turn, permit higher levels of investment and a higher rate of growth on a sustainable basis. The association shall result in greater efficiency for confronting the challenges of the domestic and international markets in line with the strategy adopted by Perdigão and Sadia of continuous expansion of business.

THIRD ARTICLE

Exchange ratio, number and type of shares to be attributed to the shareholders of HFF and the rights of the shares

3.1. The shareholders of HFF shall receive a 0.166247 common share issued by BRF for each common share issued by HFF.

3.2. The exchange ratio of HFF shares for shares of BRF hereby established was based on the economic value of the companies, in accordance with the appraisal report produced by Banco de Investimentos Credit Suisse First (Brasil), a corporation enrolled in the Brazilian corporate taxpayers’ register (CNPJ/MF) under number 33.987.793/0001-33 (the “Credit Suisse”), which shall be updated until the date of the general meeting according to the number of Sadias’ shares that effectively integrates HFF’s equity in the period referred on item (iv) of recitals.

3.2.1. The exchange ratio of HFF shares for shares of BRF hereby established, was based on, among others, the following assumptions: (i) the capital stock of HFF is composed exclusively of common shares and in a number equal to the total number of common shares issued by Sadia held by HFF; and (ii) HFF has no liabilities, and its assets correspond to Sadia’s common shares and funds availability do not exceed R$800.00 (eight hundred Reais).

3.2.2. Common share fractions resulting from the substitution of the position of each shareholder of HFF that does not enter into agreement with other shareholders of HFF in such a way as to form whole numbers, shall be rounded down, to the nearest whole number and the difference shall be paid in cash by BRF within 30 (thirty) business days as from the receipt of the funds accruing from the sale on the BM&FBovespa S.A. — Securities, Commodities and Futures Exchange, of the shares corresponding to the sum total of share fractions.

3.3. The common shares of BRF to be assigned to the shareholders of HFF, in exchange for their shares in HFF, shall have the same rights attributed to the then outstanding shares of BRF at the time and shall participate fully in the benefits including dividends and payment of interest on capital that may be declared by BRF.

3.4. BRF and HFF do not hold reciprocal equity interests.

3.5. The Base Date of the appraisal of HFF shares for the purposes of the Merger of HFF Shares shall be December 31, 2008 (“Base Date”).

FOURTH ARTICLE

Evaluation criterion of the shares of HFF and

treatment of variations in equity

4.1. The shares of HFF to be merged by BRF were appraised at their economic value on the Base Date, but taking into consideration the subsequent events described in the respective appraisal report by Planconsult Planejamento e Consultoria Ltda., a company enrolled in the Brazilian corporate taxpayers’ register (CNPJ/MF) under number 51.163.798/0001-23, with its registered offices in the city of São Paulo, State of São Paulo, in the Nações Unidas Avenue, 13.797  - Block 2, 17º floor, (“Appraiser”).

4.2. The equity variations occurred at HFF between the Base Date and the date on which the Merger of HFF Shares shall be effected shall be borne exclusively by HFF. After consummation of the  Merger of HFF Shares, the shareholders’ equity variations shall be reflected in the accounts of BRF as a result of the application of the equity method of accounting.

FIFTH ARTICLE

Increase in the shareholders’ equity of BRF. Breakdown of the capital stock of BRF following the Merger of HFF Shares

5.1. The subscription value of the shares resulting from the Merger of HFF Shares will be of the economic value,  as of the Base Date and considering the subsequent events described in the respective appraisal report. Such shares will  be subscribed by the management of HFF, on account of its shareholders, pursuant to section 252, paragraph 2, of Law 6.404/76, and paid-up by means of the transfer of the shares issued by HFF to BRF.

5.2. All shares issued by HFF will be under BRF’s  ownership, HFF becoming its wholly owned subsidiary.

SIXTH ARTICLE

Amendments to ByLaws

6.1. Section 5 of BRF’s by-laws will be amended in order to contemplate the capital increase resulting from the approval of the Merger of HFF Shares.

6.2 The Extraordinary General Meeting of BRF that deliberates on the Merger of HFF Shares shall also consider the following matters which shall be included in the agenda of the day:

(a)                        change of the corporate name from Perdigão to “BRF — Brasil Foods S.A.”;

(b)                       transfer of the registered headquarters of BRF to the municipality of Itajaí, State of Santa Catarina;

(c)                        amendment of the BRF Bylaws to establish: a) that the Board of Directors shall be composed of between 9 and 11 members; and b) structure of Co-chairman within the scope of the Board of Directors, a situation which shall continue until the day prior to the date of the Ordinary General Meeting of BRF that shall deliberate on the financial statements for the fiscal year ending December 31, 2010;

(d)                       election of 3 (three) members and their respective alternates to the BRF Board of Directors, one of whom shall be the Co-chairman; and

(e)                        increase of the authorized capital limit of BRF from 250,000,000 common shares to 500,000,000 common shares allowing  the increase in outstanding share capital of BRF as a result of the proposed primary public offering by the Company, the request for registration of which was filed with ANBID — National Association of Investment Banks on June 5, 2009.

SEVENTH ARTICLE

Appointment of the Financial Institution and the Appraiser

7.1. The management of BRF have nominated (i) the Financial Institution for preparing the appraisal report who determines the exchange ratio of the shares issued by HFF for shares issued by BRF and (ii) the Appraiser responsible for the valuation of the shares of HFF to be merged by BRF in the light of this transaction. These appointments shall be ratified by the shareholders of BRF at the Extraordinary General Meeting of BRF which shall deliberate on this Protocol and Justification.  As a result of its valuation, the Financial Institution has delivered to BRF the valuation report on the exchange ratio, this report constituting Attachment I to this Protocol and Justification and the Appraiser has delivered to BRF the valuation report of the shares, this report constituting Attachment II to this Protocol and Justification.

7.2. The Financial Institution and the Appraiser represented that (i) there is no conflict or communion of interests, current or potential, with the shareholders of HFF or BRF, or, further, in relation to the Merger of HFF Shares itself; and (ii) the shareholders or members of management of HFF or BRF have not directed, limited, complicated or practiced any acts that have or may  have compromised the access, use or knowledge of information, goods, documents or methodologies of work relevant to the quality of the respective conclusions.

EIGHTH ARTICLE

Usufruct of Shares, Corporate Actions and Right of Withdrawal

8.1. The shares issued by HFF and existing on the date of approval of the Merger of HFF Shares, which are the object of a usufruct recorded in the shares register of HFF, shall be substituted by shares of BRF subject to the same usufruct, for the original term and under the respective agreements for constitution of usufruct.  Banco Itaú S.A. is the institution engaged for rendering book entry share services for BRF and shall record the usufruct against these shares of BRF in the deposit accounts of the respective holders.

8.1.1. If necessary, the HFF shareholders holding shares issued by HFF which are subject to usufructshall adopt all the measures together with the usufructuaries pursuant to the agreements constituting usufruct in order to allow the exchange of the shares issued by HFF for shares of BRF.

8.2. The following corporate actions shall be executed for the implementation of the Merger of HFF Shares:

(a)                   Extraordinary General Meeting of HFF to approve the Protocol and Justification and the Merger of HFF Shares and authorize the subscription by management of HFF of the shares to be issued by BRF; and

(b)                  Extraordinary General Meeting of BRF to (i) approve  the  Protocol and Justification of Merger of HFF Shares and authorize the increase in outstanding share capital stock of BRF to be subscribed and paid in by management of HFF, as well as ratifying the nomination of the Financial Institution for preparing the report for determining the exchange ratio of the shares of HFF and of the Appraiser as a specialized corporation responsible for the evaluation which established the economic value of the shares of HFF, (ii) approve the evaluation reports delivered by the Financial Institution and the Appraiser  and the Merger of HFF Shares and (iii) authorize BRF’s management to enter into all agreements and instruments, taking all necessary actions in order to execute the Merger of HFF Shares.

8.3. Pursuant to section 252, paragraph 2, and 137 paragraph 2, of Law  6.404/76, withdrawal rights shall be guaranteed to the shareholders of HFF who dissent or abstain from the resolution for Merger of HFF Shares, or that did not attend the pertinent Extraordinary General Meeting and who expressly manifest their intention to exercise right of withdrawal within 30 days of the date of publication of the minutes of the Extraordinary General Meeting that approves the Merger of HFF Shares. The payment of the respective reimbursement is contingent on the implementation of the transaction, pursuant to Section  230 of Law 6.404/76, and shall be effected by BRF up to the 3rd  (third) business day following the date of conclusion of the transaction. The reimbursement of the value of the shares shall only be assured in relation to the shares for which the shareholder is shown to be the owner on the date of the publication of the first notice of Extraordinary General Meetings of HFF and BRF that shall deliberate on the Merger of HFF Shares or on the date of notification of the material fact relative to this transaction, whichever occurs first, pursuant to Article 137  of Law 6.404/76.

8.4. The shareholders of BRF that dissent or abstain from the resolution for Merger of HFF Shares or do not to attend the pertinent Extraordinary General Meeting shall have the right to be reimbursed of their shares according to the law, reserving the right to request a special balance sheet.

8.5. The shareholders of BRF that dissent or abstain from the resolution for Merger of HFF Shares, or do not attend the pertinent Extraordinary General Meeting shall not be permitted to withdraw from the company through reimbursement of the respective shares, as BRF is exempted by the criteria of liquidity and a widely held shareholding pursuant to subsection II of Article 137 of Law 6.404/76.

NINETH ARTICLE

General Provisions

9.1. Absence of Succession. With the implementation of the Merger of HFF Shares, BRF shall not absorb the goods, rights, assets, obligations and responsibilities of HFF, which shall remain integral to its legal personality, there being no succession.

9.2. Amendments.  This Protocol and Justification may not be changed, unless the amendment is in writing and approved by General Meetings of shareholders of both BRF and HFF.

9.3. Other Documents. All documents mentioned in this Protocol and Justification and the audited financial statements of HFF and BRF as of the Base Date, shall be available from the registered headquarters of BRF, as well as the website of the CVM and the BM&FBovespa S.A. — Securities Commodities and Futures Exchange.

9.4. Antitrust Authorities.  The Association is currently subject to analysis and review by antitrust authorities with jurisdiction over the corporations involved.

9.5. Jurisdiction. The parties hereby elect to submit to the courts of the City of the state of São Paulo to the exclusion of any others, however privileged they may be, to settle questions arising from this Protocol and Justification.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of equal content and form, jointly with the two undersigned witnesses.

São Paulo, June 22, 2009

Management of HFF Participações S.A.:

Luiz Fernando Furlan	Alfredo Felipe da Luz Sobrinho
Diretor Presidente	Diretor

Management of Perdigão S.A.:

Nildemar Secches	Francisco Ferreira Alexandre
Presidente do Conselho de Administração	Vice-Presidente do Conselho de Administração

Carlos Alberto Cardoso Moreira	Luis Carlos Fernandes Afonso
Conselheiro	Conselheiro

Manoel Cordeiro Silva Filho	João Vinicius Prianti
Conselheiro	Conselheiro

Décio da Silva	Rami Naum Goldfajn
Conselheiro	Conselheiro

José Antonio do Prado Fay	Leopoldo Viriato Saboya
Diretor Presidente	Diretor de Financeiro e de Relações com Investidores

Nilvo Mittanck	Nelson Vas Hacklauer
Diretor de Operações	Diretor de Desenvolvimento de Negócios

Luiz Adalberto Stábile Benício	Antonio Augusto de Toni
Diretor de Agropecuária	Diretor Geral do Negócio Perdix

Wlademir Paravisi	Gilberto Antonio Orsato
Diretor Geral do Negócio Batavo	Diretor de Recursos Humanos

Witnesses:

1. ______________________________________

Name:

RG:

CPF/MF:

1. ______________________________________

Nome:

RG:

CPF/MF:

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.